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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

        Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act Of 1934

For the month of July, 2005

Commission File Number 1-14942

         MANULIFE FINANCIAL CORPORATION

        (Translation of registrant s name into English)

200 Bloor Street East,North
Tower 10

Toronto, Ontario, Canada M4W 1E5

(416) 926-3000

        (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F......... Form 40-F.....X....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ...... No ..X...

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

Documents Filed As Part of this Form 6-K

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit                         Description of Exhibit

99.1                              News Release dated July 8, 2005

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

  (Registrant)

By: /s/ Richard A. Lococo

Name: Richard A. Lococo

Title: Senior Vice President and Deputy General Counsel

Date: July 11, 2005

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated July 8, 2005